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Milan

May 13, 2010

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Duc Dang, Attorney-Advisor

Re:	MPG Office Trust, Inc.
Registration Statement on Form S-11
File No. 333-166439

Ladies and Gentlemen:

On behalf of MPG Office Trust, Inc. (the “Company”), we have electronically transmitted for filing under separate cover, pursuant to Regulation S-T, Amendment No. 1 (the “Amendment”) to the Company’s above-referenced Registration Statement on Form S-11, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2010 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package that includes five copies of the Amendment, three of which have been marked to show changes from the initial filing of the Registration Statement on April 30, 2010.

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by facsimile on May 13, 2010 (the “Comment Letter”), with respect to the Registration Statement, and the Amendment has been revised to reflect the Company’s responses to the Comment Letter. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to the Amendment, except as otherwise noted below. Please note that the factual statements contained in this letter have been provided to us by the Company and its employees.

General

1.	We note your disclosure on page 2 of your prospectus that you have incorporated by reference “all documents filed after the date of this prospectus and prior to the termination of the offering.” Please note that you may not forward incorporate by reference on Form S-11. Accordingly, please remove the above disclosure from your prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2.

2.	Refer to comment 1 above. As you may not forward incorporate by reference on Form S-11, please remove the undertaking you have provided pursuant to Item 512(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-9.

3.	We note that you have not provided the signature of your controller or principal accounting officer as required by the Instructions to Form S-11. Please amend your filing to include the signature of your controller or principal accounting officer.

Response: The Company respectfully advises the Staff that Shant Koumriqian, our principal financial officer, also serves as our principal accounting officer. The Company has revised the disclosure on page II-11 to reflect this fact.

* * * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ JULIAN T.H. KLEINDORFER
Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

Enclosures

cc:	Nelson C. Rising, MPG Office Trust, Inc.
Jonathan L. Abrams, MPG Office Trust, Inc.

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